UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 1, 2018

AMERICAN NATIONAL BANKSHARES INC.

(Exact name of registrant as specified in its charter)

Virginia	0-12820	54-1284688
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

628 Main Street, Danville, VA 24541

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: 434-792-5111

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On October 1, 2018, American National Bankshares Inc. (“American National”) and HomeTown Bankshares Corporation (“HomeTown”) issued a joint press release announcing the execution of an Agreement and Plan of Reorganization, dated as of October 1, 2018 (the “Merger Agreement”), pursuant to which HomeTown will merge with and into American National. A copy of the joint press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

American National will be providing supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. The slides to be used in connection with these presentations are attached hereto as Exhibit 99.2 and incorporated by reference herein.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, American National will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of American National common stock to be issued to the shareholders of HomeTown. The registration statement will include a joint proxy statement/prospectus, which will be sent to the shareholders of American National and HomeTown seeking their approval of the merger. In addition, each of American National and HomeTown may file other relevant documents concerning the proposed merger with the SEC.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN NATIONAL, HOMETOWN AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when they become available, through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus, when they become available, also may be obtained by directing a request by telephone or mail to American National Bankshares Inc., 628 Main Street, Danville, Virginia 24541, Attention: Investor Relations (telephone: (434) 792-5111) or HomeTown Bankshares Corporation, 202 South Jefferson Street, Roanoke, Virginia 24011, Attention: Investor Relations (telephone: (540) 345-6000) or by accessing American National’s website at www.amnb.com under “Investors – Financial Documents – Documents/Filings” or HomeTown’s website at www.hometownbank.com under “Investors – Investor Relations – SEC Filings.” The information on American National’s and HomeTown’s websites is not, and shall not be deemed to be, a part of this Current Report or incorporated into other filings either company makes with the SEC.

American National, HomeTown and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of American National and HomeTown in connection with the merger. Information about the directors and executive officers of American National is set forth in the proxy statement for American National’s 2018 annual meeting of shareholders filed with the SEC on April 12, 2018. Information about the directors and executive officers of HomeTown is set forth in the proxy statement for HomeTown’s 2018 annual meeting of shareholders filed with the SEC on April 5, 2018. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Caution Regarding Forward-Looking Statements

Statements made in this Current Report and in the documents incorporated herein by reference, other than statements concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this Current Report and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Each of American National and HomeTown intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The companies’ respective abilities to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors that could have a material effect on the operations and future prospects of each of American National and HomeTown and the resulting company, include but are not limited to: (1) the businesses of American National and/or HomeTown may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislation and regulation, and monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury, Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System; (7) the quality and composition of the loan and securities portfolios, demand for loan products, deposit flows, competition, and demand for financial services in the companies’ respective market areas; (8) the implementation of new technologies, and the ability to develop and maintain secure and reliable electronic systems; (9) accounting principles, policies, and guidelines; and (10) other risk factors detailed from time to time in filings made by American National and HomeTown with the SEC. American National and HomeTown undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits:

The following exhibits are filed herewith:

Exhibit No.	Description

99.1	Joint Press Release, dated October 1, 2018.

99.2	Investor Presentation, dated October 1, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN NATIONAL BANKSHARES INC.
(Registrant)

Date: October 2, 2018	By:	/s/ William W. Traynham
Executive Vice President
and Chief Financial Officer

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